Mail Stop 3561

December 8, 2005

Robert N. Verratti
Chief Executive Officer
Traffic.com, Inc.
851 Duportail Road
Wayne, PA 19087

> **Re:** **Traffic.com, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 28, 2005**
> **File No. 333-127973**

Dear Mr. Verratti:

     We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the page numbers on the marked version you have provided to us.

Business, page 51

U.S. Government, page 63

1.   We note the disclosure you have added in response to prior comment 12. Please add additional context, as stated in your response letter, to briefly explain what a 511-based telephone service is, why you believe there is little likelihood of the creation of a national 511 service, why you believe that the provision of 511 services by additional states or local public agencies would create more opportunities for you and clarify how your services are distinguishable from 511 services.

Plan of Distribution, page 92

2.   Please confirm to us in your response letter that WR Hambrecht and JMP Securities will
        not be using different processes and procedures for the Open IPO auction process. In this
        regard, please disclose, if true, that WR Hambrecht and JMP Securities will not have
        different requirements for valid bids in the offering.

Notes to Consolidated Financial Statements, page F-7

3. Prior Period Restatements, page F-24

3.   We note that your lenders under your senior secured credit facility and your revolving
        credit facility have granted a waiver under the applicable loan covenants of any events of
        default that could result from the restatement. We also note your disclosure at the bottom
        of page F-28 that you were in compliance with the loan covenants at December 31, 2004
        and September 30, 2005.   Tell us and disclose on page F-24 and in your liquidity and
        capital resources section of your management's discussion and analysis section whether
        you have met your debt covenants taking into account this restatement and any future
        restatements. If you did not meet your debt covenants tell us how you considered SFAS
        78 and EITF 86-30.

Item 17. Undertakings, page II-6

4.   In your amended filing, please revise to include the new undertakings that became
        effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform
        Transition Questions and Answers, which is available on our web site at
        http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new Item 512(a)(5) and
        512(a)(6) of Regulation S-K, which were adopted in Securities Offering Reform, Release
        No. 33-8591.

                                        *   *   *   *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration
statement as a confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: via facsimile (212) 841-1010
        Ellen B. Corenswet, Esq.
        Covington & Burling